SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 4, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 4 July 2008
Media release
UBS announces estimated results for second quarter
Zurich/Basel, 4 July 2008 – UBS announces that its results for the second quarter ended June 30, 2008, which will be released as planned on August 12, are likely to be at or slightly below break-even.
The results reflect positive contributions from Global Wealth Management & Business Banking and from Global Asset Management, offset by a loss in the Investment Bank.
Further market deterioration led to writedowns and losses on previously disclosed Investment Bank risk positions, in particular credit valuation adjustments on monoline insurance exposures. Write-downs were mitigated by continued exposure reductions and by hedge benefits. In connection with the losses to date, the second quarter results include a tax credit of approximately CHF 3 billion.
Group net new money was negative for the period. This was most pronounced in April but improved in May and June, in particular for Global Wealth Management & Business Banking.
At the end of the quarter, UBS expects its Tier 1 capital ratio to be approximately 11.5 per cent, and has no need to raise new equity.
UBS

Media Relations 4 July 2008 Page 2 of 2
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).
FORWARD-LOOKING STATEMENTS
This release contains statements that constitute “forward-looking statements”, including but not limited to statements relating to UBS’s business and future business development and economic performance and UBS’s intentions with respect to equity-raising. While these forward-looking statements represent UBS’s judgments and future expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to (1) the extent and nature of future developments in the United States subprime market and in other market segments that have been affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis; (3) the impact of these developments on other markets and asset classes; (4) changes in internal risk control and in the regulatory capital treatment of UBS’s positions, in particular those affected by the current market crisis; (5) limitations in the effectiveness of UBS’s internal risk management processes, of its risk measurement, control and modeling systems, and of financial models generally; (6) developments relating to UBS’s access to capital and funding, including any changes in UBS’s credit ratings; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of UBS’s Business Groups; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s BIS capital ratios.
In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: July 4, 2008